SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

(Amendment No.     )

FVCBankcorp, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

36120Q101

(CUSIP Number)

Noel M. Gruber, Esquire

Buckley Sandler LLP

1250 24th Street, NW, Suite 700

Washington, DC 20036

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

September 18, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36120Q101

1.	Names of Reporting Persons Nino R. Vaghi Revocable Trust, Nino R. Vaghi, Trustee

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 717,948

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 717,948

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 717,948

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 5.60%

12.	Type of Reporting Person* OO (Trust)

CUSIP No. 36120Q101

1.	Names of Reporting Persons Nino R. Vaghi Foundation

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,493

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 4,493

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,493

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 0.04%

12.	Type of Reporting Person* OO (Foundation)

CUSIP No. 36120Q101

1.	Names of Reporting Persons Nino R. Vaghi

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 15,553 (exercisable options to acquire shares of common stock)

	6.	Shared Voting Power 722,441

	7.	Sole Dispositive Power 15,553 (exercisable options to acquire shares of common stock)

	8.	Shared Dispositive Power 722,441

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 737,994

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 5.75%

12.	Type of Reporting Person* IN

CUSIP No. 36120Q101

Item 1(a).	Name of Issuer: FVCBankcoro, Inc. (“FVCB”)
Item 1(b).	Address of Issuer’s Principal Executive Offices 11325 Random Hills Road Fairfax, Virginia 20030

Item 2(a)	Name of Person Filing Nino R. Vaghi Revocable Trust Nino R. Vaghi Foundation Nino R. Vaghi
Item 2(b)	Address of Principal Business Office Nino R. Vaghi Revocable Trust Nino R. Vaghi Foundation Nino R. Vaghi 4225 Dresden Street Kensington, Maryland 20895
Item 2(c)	Citizenship Nino R. Vaghi Revocable Trust - Maryland Nino R. Vaghi Foundation - Maryland Nino R. Vaghi — United States
Item 2(d)	Title of Class of Securities: Common Stock, par value $0.01 per share
Item 2(e)	CUSIP Number: 36120Q101

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a
(a)	☐	Broker or dealer registered under section 15 of the Exchange Act;
(b)	☐	Bank as defined in section 3(a)(6) of the Exchange Act;
(c)	☐	Insurance company as defined in section 3(a)(19) of the Exchange Act;
(d)	☐	Investment company registered under section 8 of the Investment Company Act;
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J)
(k)	☐	Group in accordance with 240.13d–1(b)(1)(ii)(K) If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

CUSIP No. 36120Q101

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
Nino R. Vaghi Revocable Trust
	(a)	Amount beneficially owned: 717,948
	(b)	Percent of class: 5.60%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: 0
		(ii)	Shared power to vote or to direct the vote: 717,948
		(iii)	Sole power to dispose or to direct the disposition of: 0
		(iv)	Shared power to dispose or to direct the disposition of: 717,948
Nino R. Vaghi Foundation
	(a)	Amount beneficially owned: 4,493
	(b)	Percent of class: 0.04%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: 0
		(ii)	Shared power to vote or to direct the vote: 4,493
		(iii)	Sole power to dispose or to direct the disposition of: 0
		(iv)	Shared power to dispose or to direct the disposition of: 4,493
Nino R. Vaghi
	(a)	Amount beneficially owned: 737,994
	(b)	Percent of class: 5.75%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: 15,553 (exercisable options to acquire shares of common stock)
		(ii)	Shared power to vote or to direct the vote: 722,441
		(iii)	Sole power to dispose or to direct the disposition of: 15,553 (exercisable options to acquire shares of common stock)
		(iv)	Shared power to dispose or to direct the disposition of: 722,441

CUSIP No. 36120Q101

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement  is being filed to report the fact that as of the date hereof the  reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person
Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable

Item 8	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

CUSIP No. 36120Q101

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

October 2, 2018	NINO R. VAGHI REVOCABLE TRUST

	By:	/s/ Nino R. Vaghi
Nino R. Vaghi, Trustee

NINO R. VAGHI FOUNDATION

	By:	/s/ Nino R. Vaghi
Nino R. Vaghi, Trustee

/s/ Nino R. Vaghi
Nino R. Vaghi